PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated November 21, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-290832

Kodiak AI, Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 21, 2025 (the “Prospectus”) filed by Kodiak AI, Inc. (the “Company”) with the information contained in the Company’s Current Report on Form 8-K, filed with the SEC on December 31, 2025. Accordingly, we have attached the Company’s Current Report on Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and public warrants are listed on The Nasdaq Stock Market LLC (the “Nasdaq”) under the symbols “KDK” and “KDKRW,” respectively. On December 31, 2025, the last reported sales prices for our common stock and public warrants on the Nasdaq were $10.92 and $1.53, respectively.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 2, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 31, 2025

Kodiak AI, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41691	98-1592112
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1049 Terra Bella Avenue, Mountain View, California	94043
(Address of principal executive offices)	(Zip Code)

(650) 209-8005

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	KDK	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $9.28	KDKRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On December 31, 2025 (the “Closing Date”), Kodiak AI, Inc., a Delaware corporation (the “Company”), and Kodiak Robotics, Inc., a Delaware corporation and subsidiary of the Company (“Legacy Kodiak”), as co-borrowers (together with the Company, the “Borrowers”), entered into a venture loan and security agreement (the “Loan Agreement”) by and among the Borrowers and Horizon Technology Finance Corporation, as collateral agent and lender (the “Lender”). The Loan Agreement provides for a senior secured term loan facility in an aggregate principal amount of up to $30.0 million (collectively, the “Term Loans”). A portion of the proceeds of the Term Loans were used by the Company to repay existing indebtedness of the Borrowers with the Lender and the rest of the proceeds will be used for working capital and general corporate purposes. The Borrowers borrowed $30.0 million of Term Loans on the Closing Date.

Borrowings under the Loan Agreement accrue interest at a rate equal to the prime rate plus 3.50% with the prime rate having a floor of 6.50%. The Term Loans are repayable in monthly interest-only payments from February 1, 2026 until July 1, 2028 (the “Interest-Only Payment Period”). After the expiration of the Interest-Only Payment Period, beginning on August 1, 2028, the Term Loans will be repayable in 18 equal monthly payments of principal and accrued interest until maturity. The Term Loans will mature on January 1, 2030 (the “Maturity Date”).

The Borrowers paid a commitment fee in the amount of $300,000 on the Closing Date. Upon the payment in full of the Term Loans, the Borrowers shall pay to the Lender a final payment in the amount of $1.2 million.

At the Borrowers’ option, the Borrowers may prepay all of the outstanding Term Loans, subject to a prepayment premium equal to (a) 2.0% of the Term Loans being prepaid if the prepayment occurs during the 24 months following the Closing Date; and (b) 1.0% of the Term Loans being prepaid if the prepayment occurs after the 24 month anniversary of the Closing Date.

The Borrowers’ obligations under the Loan Agreement are secured by substantially all of the Borrowers’ assets, including intellectual property, subject to certain customary exceptions.

The Loan Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Borrowers and their subsidiaries to, among other things, dispose of assets, enter into certain licensing arrangements, effect certain mergers, incur debt, grant liens, pay dividends and distributions on their capital stock, make investments and acquisitions, and enter into transactions with affiliates, in each case subject to customary exceptions for a loan facility of this size and type. The Loan Agreement also includes customary events of default, including, among others, payment defaults, material misrepresentations, breaches of covenants following any applicable cure period, cross defaults with certain other indebtedness, bankruptcy and insolvency events, judgment defaults and the occurrence of certain events that could reasonably be expected to have a “material adverse effect.” The occurrence of an event of default could result in the acceleration of the Borrowers’ obligations under the Loan Agreement, the termination of the Lenders’ commitments, a 5% increase in the applicable rate of interest and the exercise by Lender of other rights and remedies provided for under the Loan Agreement.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Loan Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement.

On December 31, 2025, in connection with the entry into the Loan Agreement, the Borrowers terminated that certain Venture Loan and Security Agreement, dated as of September 28, 2022, as amended, by and between Legacy Kodiak and Lender.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1*	Venture Loan and Security Agreement, dated as of December 31, 2025, by and among Kodiak AI, Inc., Kodiak Robotics, Inc. and Horizon Technology Finance Corporation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 31, 2025

KODIAK AI, INC.

By:	/s/ Don Burnette
Name:	Don Burnette
Title:	Chief Executive Officer